UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-56485
CUSIP NUMBER

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:February 28, 2026

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BESTGOFER, INC.
Full Name of Registrant

Former Name, If Applicable

10 Nisan Beck St.
Address of Principal Executive Office (Street and Number)

Jerusalem, Israel 91034
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed time period.

BestGofer Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2026 by the prescribed due date of April 14, 2026. The Company recently changed its independent registered public accounting firm from Barton CPA PLLC to Sadler, Gibb & Associates, LLC. The new auditors require additional time to complete their review of the Company’s interim financial information for the quarter ended February 28, 2026. The Company expects to file the Form 10-Q within the five-day extension period provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

MOHAMMAD HASAN HAMED	(972)	03-9117987
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For Q1 FY2026 (three months ended February 28, 2026), the Company generated revenue of $2,231 from its LHIS subsidiary compared to $0 in the prior year comparable period. The Company recorded a net loss of ($1,001) compared to ($10,800) in the prior year period. The improvement is primarily attributable to revenue from LHIS home inspection services acquired in August 2025.

BESTGOFER, INC.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 15, 2026

By:  /s/ Mohammad Hasan Hamed

Name: Mohammad Hasan Hamed

Title: President, CEO, CFO